FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

[redacted]

04012957

...al information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...orcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...ade public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...t to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ...ority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

SUPPL

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/09/03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE # 2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV.: VANCOUVER, B.C. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,040,933	16/10/03	51	500,000		.10		1,540,933	1	
"	1,540,933	23/10/03	11	1,700,000		.10		3,240,933	1	
"	3,240,933	27/10/03	10		20,000	.075		3,220,933	1	
OPTIONS	3,390,000	10/10/03	50	2,700,000		.10		6,090,000	1	
"	6,090,000	16/10/03	51		500,000	.10		5,590,000	1	
WARRANTS	709,667	23/10/03	53	1,700,000		.12		2,409,667	1	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

dlw 2/20

04 FEB 19 AM 7:21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/10/03

SUPPL

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 30/09/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	1,131,610							1,131,610	2	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 31/10/03

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/10/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON	3,220,933	11/11/03	10		3,000	.08		3,217,933	D	
"	3,217,933	17/11/03	10		28,000	.08		3,189,933	D	
"	3,189,933	18/11/03	10		7,000	.08		3,182,933	D	
"	3,182,933	18/11/03	10		2,000	.075		3,180,933	D	
OPTIONS	3,590,000							3,590,000	D	
WARRANTS	2,409,667							2,409,667	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 30/11/03

BCSC 55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. *Some of the required information* will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	1,131,610							1,131,610	D	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 30/11/03

BCSC 55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, B.C. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,180,933	12/12/03	90		273,000	.075		2,907,933	1	
"	2,907,933	17/12/03	10		26,000	.075		2,881,933	1	
"	2,881,933	19/12/03	10		80,000	.075		2,801,933	1	
"	2,801,933	19/12/03	90		155,000	.075		2,646,933	1	
"	2,646,933	29/12/03	10		25,000	.075		2,621,933	1	
"	2,621,933	30/12/03	10		155,000	.075		2,446,933	1	
OPTIONS	5,590,000							5,590,000	1	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/12/03

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

04 FEB 19 AM 7:21

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	2,409,667							2,409,667	1	
RRSP	1,131,610	02/12/03	10		50,000	.11		1,081,610	2	
"	1,081,610	02/12/03	10		50,000	.085		1,031,610	2	
"	1,031,610	02/12/03	10		50,000	.09		981,610	2	
"	981,610	02/12/03	10		60,000	.11		921,610	2	
"	921,610	12/12/03	90	273,000		.075		1,194,610	2	
"	1,194,610	15/12/03	10		59,000	.075		1,135,610	2	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/12/03

FILE# 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	1,135,610	16/12/03	10		55,000	.075		1,080,610	I	
"	1,080,610	16/12/03	10		45,000	.075		1,035,610	I	
"	1,035,610	19/12/03	90	155,000		.075		1,190,610	I	
"	1,190,610	30/12/03	10		100,000	.075		1,090,610	I	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/12/03

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE#82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/12/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,466,933	02/01/04	10		180,000	.08		2,286,933	1	
"	2,286,933	02/01/04	10		13,000	.08		2,273,933	1	
"	2,273,933	02/01/04	10		37,000	.075		2,236,933	1	
"	2,236,933	05/01/04	10		50,000	.085		2,186,933	1	
"	2,186,933	06/01/04	10		50,000	.08		2,136,933	1	
"	2,136,933	07/01/04	10		20,000	.08		2,116,933	1	
"	2,116,933	08/01/04	10		50,000	.075		2,066,933	1	

04 FEB 19 AM 7:21

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/01/04

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/12/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,066,933	09/01/04	10		30,000	.075		2,036,933	I	
"	2,036,933	09/01/04	10	200,000		.08		2,236,933	I	
"	2,236,933	12/01/04	10		29,000	.085		2,207,933	I	
"	2,207,933	13/01/04	10		17,000	.075		2,190,933	I	
"	2,190,933	14/01/04	10		124,000	.075		2,066,933	I	
"	2,066,933	15/01/04	10		46,000	.075		2,020,933	I	
"	2,020,933	19/01/04	10		50,000	.08		1,970,933	I	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/01/04

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 822877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/12/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST, TD TOWER

PROV.: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,970,933	20/01/04	10		21,000	.085		1,949,933	1	
"	1,949,933	27/01/04	10		22,000	.075		1,927,933	1	
OPTIONS	1,590,000							1,590,000	1	
WARRANTS	2,409,667							2,409,667	1	
RRSP	1,090,610	02/01/04	10		45,000	.08		1,045,610	2	
"	1,045,610	02/01/04	10		1,000	.085		1,044,610	2	
"	1,044,610	05/01/04	10		49,000	.085		995,610	2	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/01/04

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 31/12/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET APT: P.O.BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RBSP	995,610	14/01/04	10		100,000	.075		895,610	2	
"	895,610	22/01/04	10		33,000	.08		862,610	2	
"	862,610	23/01/04	10		6,000	.085		856,610	2	
"	856,610	27/01/04	10		60,000	.075		796,610	2	
"	796,610	29/01/04	10		100,000	.075		696,610	2	
"	696,610	30/01/04	10		50,000	.08		646,610	2	
"	646,610	30/01/04	10		13,000	.08		633,610	2	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 31/01/04

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-3877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 31/12/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: P.O. BOX 10033 PACIFIC CENTRE #2975

CITY: 700 W. GEORGIA ST., TD TOWER

PROV: VANCOUVER, BC. POSTAL CODE: V7Y 1A1

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	633,610	30/01/04	10		12,000	.08		621,610	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 31/01/04